FORM 12b-25
[As last amended in Release No. 34-31905, February
23, 1993, 58 F.R. 14628.]

U. S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

NOTIFICATION OF LATE FILING

(Check One):
[ ]Form 10-K   [ ]Form 20-F   [ ]Form 11-K
[X]Form 10-Q   [ ]Form N-SAR

For Period Ended:  09/30/97

           [ ] Transition Report on Form 10-K
           [ ] Transition Report on Form 20-F
           [ ] Transition Report on Form 11-K
           [ ] Transition Report on Form 10-Q
           [ ] Transition Report on Form N-SAR
           For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I

Full Name of Registrant:  LIF
Address of Principal Executive Office:
  P. O. Box 130, Carbondale, CO  81623
  (970) 963-8007

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, form
20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth
(15th) calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
(5th) calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25c has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why
Form 10-K or portion thereof could not be filed within the prescribed time period:

The Partnership experienced two detailed transactions within the last week of the quarter end. The reporting of these transactions is currently under advisement of Independent
Professionals outside the Partnership. Additional time is needed in order to incorporate this advice into the Report on Form 10-Q for the Quarter Ended
September 30, 1997.

Part IV - Other Information

(1)  Name and telephone number of person to
contact in regard to this notification:

Greg Mohl, Controller (970) 963-8007, ext. 221

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities
Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                 [X] YES  [ ] NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 [ ] YES  [X] NO

LIF has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  11/14/97     By:  /s/ Greg Mohl, Controller

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18
U.S.C. 1001).